TANDY EMPLOYEES
                                  SUPPLEMENTAL STOCK PROGRAM


                                       FORT WORTH, TEXAS

                                    REPORT OF EXAMINATION

                                      DECEMBER 31, 1995

                                       C O N T E N T S





              CERTIFIED PUBLIC ACCOUNTANT'S REPORT . . . . . .   4

              STATEMENT OF FINANCIAL CONDITION . . . . . . . .   5

              STATEMENT OF INCOME AND CHANGES IN PLAN EQUITY .   6

              NOTES TO FINANCIAL STATEMENTS . . . . . . . . . 7-12

              ADDITIONAL INFORMATION . . . . . . . . . . . . .  13

              SIGNATURE PAGE . . . . . . . . . . . . . . . . .  14

              INDEX TO EXHIBITS  . . . . . . . . . . . . . . .  15

              EXHIBIT 23 - CONSENT OF INDEPENDENT ACCOUNTANT .  16

     The Administrative Committee and Participants of
     Tandy Employees Supplemental Stock Program
     Fort Worth, Texas

                                 INDEPENDENT AUDITORS REPORT

     I have audited the accompanying statement of financial condition of the Tandy Employees Supplemental Stock Program as of December 31, 1995 and 1994, and the related statement of income and changes in plan equity for the years ended December 31, 1995, 1994, and 1993. These financial statements are the responsibility of the Program's management. My responsibility is to express an opinion on these financial statements based on my audit.

     I conducted my audit in accordance with generally accepted auditing standards. Those standards require that I plan and perform my audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. I believe that my audit provides a reasonable basis for my opinion.

     In my opinion, the financial statements referred to above present fairly, in all material respects, the financial position of the Tandy Employees Supplemental Stock Program as of December 31, 1995 and 1994, and results of its operations for the years ended December 31, 1995, 1994 and 1993 in conformity with generally accepted accounting principles.

     My audit was made for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule of assets held for investment purposes is presented for purposes of complying with the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974 and is not a required part of the basic financial statements. The supplemental schedule has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in my opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

                                               CURTIS B. MORRISON, CPA

     Fort Worth, Texas
     March 19, 1996

                                    TANDY EMPLOYEES
                               SUPPLEMENTAL STOCK PROGRAM
                                   FORT WORTH, TEXAS

                            STATEMENT OF FINANCIAL CONDITION
                               DECEMBER 31, 1995 AND 1994

                                      PLAN ASSETS
                                      ___________
     <CAPTIONS>

                                       1995          1994
                                       ____          ____
     Investment in Securities of
     Participating Employer (Note B):
       Common Stock                  $10,752,484   $11,839,350


     Contributions Receivable:
       Tandy Employees
       Supplemental Stock Program        287,480       727,174
                                         _______       _______


                  TOTAL              $11,039,964   $12,566,524
                                     ___________   ___________


                          LIABILITIES AND PLAN EQUITY
                          ___________________________


     Liabilities                     $         0   $         0
                                     ___________   ___________
     Plan Equity:
      Participants' Interest in Tandy
      Employees Supplemental Stock
      Program                        $11,039,964   $12,566,524
                                     ===========   ===========



     The accompanying notes are an integral part of these financial statements.

                                     TANDY EMPLOYEES
                               SUPPLEMENTAL STOCK PROGRAM
                                    FORT WORTH, TEXAS

                    STATEMENT OF INCOME AND CHANGES IN PLAN EQUITY
                  FOR THE YEAR ENDED DECEMBER 31, 1995, 1994 AND 1993

     <CAPTIONS>
                                  1995           1994          1993

     Investment Income:
     Interest                $        0     $         0    $        0
     Dividend                         0               0             0
                             __________     ___________    __________
                             $        0     $         0    $        0
                             __________     ___________    __________


     Realized Gain (Loss) on
     Securities (Note C):    $         0     $         0    $        0
                             ___________     ___________    __________

     Increase (Decrease) in
     Unrealized Appreciation
     of Investments (Note D) $<2,633,726>    $ <276,487>    $ 4,369,502
                             ____________    ___________    ___________

     Contributions (Note A):
     Participating Employees $ 1,094,149     $ 1,290,195    $ 1,161,957
     Participating Employer      875,395       1,032,156        912,966
     Other Contributions         177,299         168,288        183,838
                             $ 2,146,843     $ 2,490,639    $ 2,258,761
     Less:
     Withdrawals of
     Participants' Interests $ 1,039,677     $ 1,122,249    $ 2,437,718
                             ____________    ___________    ___________
     Net Increase (Decrease)
     in Plan for the Year
     ended 12-31-95/94/93    $<1,526,560>    $ 1,091,903    $ 4,190,545

     Add Plan Equity at
     Beginning of Year
     1-1/94/93/92              12,566,524      11,474,621      7,284,076
                              ____________    ___________    ___________
     Plan Equity at
     End of Year
     12-31-95/94/93          $11,039,964     $12,566,524    $11,474,621
                             ============    ===========    ===========

     The accompanying notes are an integral part of these financial statements.

                                      TANDY EMPLOYEES
                                 SUPPLEMENTAL STOCK PROGRAM
                                     FORT WORTH, TEXAS

                                NOTES TO FINANCIAL STATEMENTS
                      FOR THE YEAR ENDED DECEMBER 31, 1995, 1994 AND 1993

     NOTE A - DESCRIPTION OF THE PROGRAM

     The following description of the Tandy Employees Supplemental Stock Program (the "Program") provides only general information. Participants should refer to the Program Prospectus for a more complete description of the Programs provisions.

     GENERAL

     The purpose of the Program is to assist the employees of Tandy Corporation and its participating affiliates and associates (collectively called "Company") in building personal net worth and to encourage ownership in the Company by providing a Program for regular investment in the Company's common stock after an employee has reached a maximum salary deferral contribution limit under the Tandy Employees Deferred Salary and Investment Plan.

     The Program is subject to Title I of the Employee Retirement Income Security Act of 1974 (ERISA) relating to the protection of employee benefit rights, but is not subject to Title IV, relating to plan termination insurance coverage, and such insurance will not be extended to participants in the Program in the future.

     CONTRIBUTIONS

     Through authorized payroll deduction a participant could contribute
     5% of his or her gross salary or wages to the Program after reaching a maximum salary deferral contribution limit under the Tandy Employees Deferred Salary and Investment Plan. Effective January 1, 1996 the percentage was changed from 1 to 8% of his or her gross salary or wages after reaching a maximum salary deferral contribution limit under the Tandy Fund.

     The Company makes contributions to the Program equal to 80% of the participant's contribution.

     Cash dividends are added to the participant's account as Other contributions paid on the shares of common stock credited to a participant's account. These other contributions are not subject to matching contributions by the Company.

     The participant's contributions and the Company matching contri-bution are a part of the employee's current compensation, and, as such, are subject to all applicable federal, state, and local income, federal insurance contributions act and other taxes. The

                                      TANDY EMPLOYEES
                                 SUPPLEMENTAL STOCK PROGRAM
                                     FORT WORTH, TEXAS

                        NOTES TO FINANCIAL STATEMENTS (CONTINUED)
                   FOR THE YEAR ENDED DECEMBER 31, 1995, 1994 AND 1993

     NOTE A - DESCRIPTION OF THE PROGRAM (continued)

     cash dividends allocated to a participant's account are taxable to the participant for the calendar year allocated.

     As promptly as practicable after the end of each calendar quarter the participant's contribution, the Company contribution, and any Other contributions are used for the acquisition of the Company's common stock with shares being credited to the participant's account on the basis of the number of shares purchased at a price equal to the average of the closing prices of the Company common stock as reported for the New York Stock Exchange Composite Transactions for each trading day in the calendar month for which the contributions are made.

     <CAPTIONS>
     The following is a schedule of Employee, Company, and Other contributions:

                                 1995           1994           1993
                                 ____           ____           ____
        Employees             $1,094,149     $1,290,195     $1,161,957
                              __________     __________     __________
        Company               $  875,395     $1,032,156     $  912,966
                              __________     __________     __________
        Other                 $ 177,299      $  168,288     $  183,838
                              __________     __________     __________

     PARTICIPANTS' ACCOUNTS

     Each participant is mailed a quarterly statement showing his or her contributions to date, Company and Other contributions to date, the number of shares purchased and the average share price for shares purchased to date. Each participant is also mailed a copy of the annual report of the Company, any appendix to the prospectus, and the summary annual report.

     VESTING

     The participants' accounts are fully vested at the end of each calendar quarter.


     PAYMENT OF BENEFITS

     The distribution of the Company common stock to the participant is not a taxable event. Cash paid in lieu of stock upon withdrawal will, to the extent that it exceeds or is less than the cost

                                      TANDY EMPLOYEES
                               SUPPLEMENTAL STOCK PROGRAM
                                     FORT WORTH, TEXAS

                         NOTES TO FINANCIAL STATEMENTS (CONTINUED)
                   FOR THE YEAR ENDED DECEMBER 31, 1995, 1994 AND 1993


     NOTE A - DESCRIPTION OF THE PROGRAM (continued)

     basis of the Company common stock, be treated as long or short term capital gain or loss, respectively.

     A participant will recognize gain or loss on subsequent disposition of his or her common stock, measured by the difference between the amount realized and the cost basis.


     NOTE B - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

     VALUATION OF SECURITIES

     The Tandy Corporation common stock is valued at the closing price according to the New York Stock Exchange Composite Transactions.


     <CAPTIONS>
                        SCHEDULE OF INVESTMENTS IN SECURITIES
                              OF PARTICIPATING EMPLOYER

                             NO. OF                     VALUE
                             SHARES       COST         12-31-95
                             ______       ____         ________
     COMMON STOCK
       Tandy Corporation
       Common Stock         259,096    $9,563,074   $10,752,484
                                       __________   ___________

     CONTRIBUTIONS

     The contributions are accrued as incurred.

     INCOME TAX STATUS

     The Program is not a qualified plan under Section 401 of the Internal Revenue Code. All items of income and gains and losses are treated as received or incurred directly by the participants for federal income tax purposes.

                                      TANDY EMPLOYEES
                                 SUPPLEMENTAL STOCK PROGRAM
                                     FORT WORTH, TEXAS

                        NOTES TO FINANCIAL STATEMENTS (CONTINUED)
                   FOR THE YEAR ENDED DECEMBER 31, 1995, 1994 AND 1993


     NOTE C - REALIZED GAIN ON SECURITIES

     None (No sale of securities was made during the year).


     NOTE D - UNREALIZED APPRECIATION

     <CAPTIONS>
                                  1995           1994           1993
                                  ____           ____           ____
     Unrealized Appreciation
       (Depreciation)
       12-31-95/94/93         $ 1,189,410     $3,823,136     $4,099,623

     Unrealized Appreciation
       (Depreciation)
       12-31-94/93/92           3,823,136      4,099,623      <269,879>
                              ___________     __________     __________

      Net Increase (Decrease)
       for Year ended

       12-31-95/94/93         $<2,633,726>    $<276,487>     $4,369,502
                              ============    ==========     ==========

     The unrealized appreciation or depreciation of securities held for investment for financial statement reporting prepared in conformity with generally accepted accounting principles differ from that for income tax reporting.

     Generally accepted accounting principles measure unrealized appreciation or depreciation as the difference between the securities' market value at the Program's year end and its historical cost. The unrealized appreciation or depreciation for income tax reporting is the difference between the securities' market value at the plan year end and its current value at the beginning of the plan year.

     A participant's account is increased or decreased by the unrealized appreciation or depreciation recognized under generally accepted accounting principles.

     NOTE E - CHANGES TO THE PROGRAM

     See the attached amendments made to the Program during the 1995 year.

                                       AMENDMENT IV
                        TO TRUST AGREEMENT OF THE TANDY EMPLOYEES
                               SUPPLEMENTAL STOCK PROGRAM

     This Amendment No. 4 made as of the 31st day of July, 1995 between Tandy Corporation, a corporation duly organized and existing under the laws of the State of Delaware, with its principal place of business at Fort Worth, Tarrant County, Texas, hereinafter called "Company" and Bank One, Texas, NA, hereinafter called "Trustee";

                                        WITNESSETH:

     WHEREAS, on the fourteenth day of February, 1990, Company and Trustee entered into an agreement establishing the Tandy Employees Supplemental Stock Program, to be effective as and from the first day of September, 1989, hereinafter called "Program"; and

     WHEREAS, the Company and Trustee desire to make certain amendments to the Program:

     NOW, THEREFORE, the Program is amended as follows:

         1. The second WHEREAS clause of the Program is amended by deleting same in its entirety and substituting the following in lieu thereof:

     WHEREAS, the program provides for employee payroll deductions at a rate up to 8% of a Participant's Earnings after the Participant has reached the maximum DIP contribution and a Company matching contribution equal to 80% of the Participant's payroll deduction being paid over to Tandy and the crediting of these funds to a Participant's account, the balance of which will be used to purchase Tandy Stock, at regular intervals at current market prices, which Tandy Stock will be held by the Trustee until such time as a Participant meets the withdrawal or distribution requirements set out in the Program; and

          2. Article V. A. 1. of the Program is amended by deleting same in its entirety and substituting the following in lieu thereof:

              1. After receipt of a payroll deduction form by the Program Administration office, Participants shall have Employee
          Payroll Deductions withheld at the rate of 1%, 2%, 3%, 4%, 5%, 6%, 7% or 8% of Earnings, in excess of the maximum amount of Earnings needed to reach one of the contribution limits to DIP as set out in the Internal Revenue Code of 1986. Participation in the Program is for the remainder of the DIP Plan Year.

          3. Any reference to Tandy Employees Deferred Salary and Investment Plan or DIP in the Plan are hereby amended to read "Tandy Fund, formerly the Tandy Employees Deferred Salary and Investment Plan," or "Tandy Fund, formerly DIP,".

          4. Any reference to the "DIP Plan Year" is hereby amended to read "Tandy Fund Plan Year", except that the first time the "DIP Plan Year" reference appears in the Plan the text shall be amended to read "Tandy Fund, formerly DIP, Plan Year ("Tandy Fund Plan Year")".

          5. Article X A. 1. of the Program is amended by deleting the last sentence in its entirety and substituting the following in lieu thereof.

     A withdrawal will be deemed to be necessary as a Financial Hardship withdrawal if both of the following requirements are met: (1) the withdrawal is not in excess of the amount needed to satisfy the Financial Hardship plus any amounts necessary to pay any federal, state or local taxes or penalties reasonably anticipated to result from such payment; and (2) the Participant has obtained all distributions, under all plans of the Company except for hardship distributions from the Participant's Deferred Salary Account in the Tandy Fund, formerly DIP, and the ESOP account in the Tandy Fund, formerly the Tandy Employees Stock Ownership Plan.

          6. Any reference to the "Other account" in DIP is hereby amended to "Voluntary account" or "Company account" in the "Tandy Fund, formerly DIP," as the context requires.

          7. The definitions of "DIP" and "TIP" are hereby deleted from the Plan.

          8. Effective July 1, 1995, the TIP suspension provisions are hereby deleted from Section X F of the Plan.

          9. Unless otherwise indicated the effective date of this Amendment shall be January 1, 1996.

     IN WITNESS WHEREOF, Company and Trustee have caused these Amendments to be executed by their duly appointed officers and their corporate seals to be hereunto affixed on the date first written above.

     Attest:    (SEAL)                        TANDY CORPORATION

     __________________________               _________________________
     Assistant Secretary                      Richard L. Ramsey
                                              Vice President and Controller


     Attest:    (SEAL)                         BANK ONE, TEXAS, NA


     __________________________               _________________________
     Trust Officer                            Vice President
                                              & Trust Officer

                         SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, D. C. 20549







                                     FORM 11-K






                                REPORT PURSUANT TO
                         SECTION 15(d) OF THE SECURITIES
                       EXCHANGE ACT OF 1934 (FEE REQUIRED)


                  For the Calendar Year Ended December 31, 1995

                                    TANDY EMPLOYEES
                               SUPPLEMENTAL STOCK PROGRAM
                                (full title of Program)




                                   TANDY CORPORATION
                                 1800 One Tandy Center
                                Fort Worth, Texas 76102
             (Name of issuer and address of principal executive offices)
                  Index to Exhibits is on sequential page number 15

                                   TANDY EMPLOYEES
                              SUPPLEMENTAL STOCK PROGRAM
                                  FORT WORTH, TEXAS

                                ADDITIONAL INFORMATION
                             YEAR ENDED DECEMBER 31, 1995

     <CAPTIONS>
     ITEM 30a - SCHEDULE OF ASSETS HELD FOR INVESTMENT PURPOSES
                              Description of                   Current
     Issuer                     Investment        Cost          Value
     ______                   ______________  __________     ___________
     Tandy Corporation        Common Stock    $9,563,074     $10,752,484
                                              __________     ___________

                                    SIGNATURES
                                    __________

     Pursuant to the requirements of the Securities Exchange Act of 1934, the Administrative Committee has duly caused this report to be signed by the undersigned hereunto duly authorized.





                                        TANDY EMPLOYEES
                                        SUPPLEMENTAL STOCK PROGRAM






                                   by
                                   _____________________________________
                                   M. Moad
                                   Administrative Committee Member

                                   by
                                   _____________________________________
                                   D. Johnson
                                   Administrative Committee Member







     Date
     _________________________

     <CAPTIONS>
                                      Index to Exhibits

     Exhibit                     Description                   Page
     Number                      of Exhibit                   Number
     ______                      __________                   ______

       23                        Consent of                     16
                                 Independent
                                 Accountant



                                                        EXHIBIT 23






                          CONSENT OF INDEPENDENT ACCOUNTANT


       I consent to the incorporation of my report dated December 31,

     1995, accompanying the financial statements included in this annual report on Form 11-K, in the prospectus forming part of Tandy

     Corporation's registration statement on Form S-8 for its

     Tandy Employees Supplemental Stock Program.







                                            ________________________________
                                            CURTIS B. MORRISON, CPA

     Fort Worth, Texas

     March 19, 1996
                                            -16-